

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via E-mail
Dr. Kelvin Okamoto
President and Chief Executive Officer
Gen3Bio, Inc.
4000 W. 106th Street, Suite 125
Carmel, Indiana 46032

Re: Gen3Bio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2014
File No. 333-199963

Dear Dr. Okamoto:

We have reviewed your registration statement and have the following comments.

General

1. We note you have submitted materials in response to comment 3 in our letter dated December 3, 2014. In these materials we note the reference to proprietary resins and fuels, which appears inconsistent with the state of development you describe in the prospectus. Please advise.

2. We note your response to comment 5 in our letter dated December 3, 2014. Please clarify in the prospectus precisely what you have been doing and have agreed to do with the University of Toledo. Your prospectus disclosure indicates that you have not yet entered into agreements with the university or engaged in research.

Prospectus Summary
Corporate Background, page 6

3. We note your response to comment 10 in our letter dated December 3, 2014. Please disclose that you have not yet taken any steps in developing the referenced technologies.

Use of proceeds, page 21

4. We note your response to comment 21 in our letter dated December 3, 2014. Please disclose the minimum amount of offering proceeds you will need to implement your business plan and support your operations for the next twelve months.

5. We note your response to comment 22 in our letter dated December 3, 2014. Please clarify in the prospectus that the only "debt" you seek to repay are the accrued salaries.

Description of Business, page 28

6. We note your response to comment 27 in our letter dated December 3, 2014 and disclosure of your proposed products. Please revise to clearly disclose that you currently have no specific proposed products.

Directors and Executive Officers, page 31

Employment Contracts, Termination of Employment, Change-in-Control Arrangements, page 33

7. We reissue comment 31 in our letter dated December 3, 2014.

Rule 144, page 38

8. We reissue comment 33 in our letter dated December 3, 2014. Please disclose that the selling shareholders initially acquired their shares from a shell company and therefore would not be able to utilize Rule 144 to sell their shares.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Lance Brunson, Esq.